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From: Pitts, Patrice
Sent: Tuesday, August 30, 2011 7:00 PM

      TO: 'Oh, Min S.'
      Cc: 'kotapishw@sec.gov'; 'pickholzj@sec.gov'

SUBJECT: Series VA

Sonny:

As you requested, I am attaching responses to your comments on the initial registration statement on Form N-4 for Series VA (File No. 333-176374) and a revised prospectus, marked to reflect changes made to the updated prospectus for that initial registration statement that was submitted via EDGAR Correspondence on August 22, 2011. These documents should help to facilitate discussion during the conference call to discuss your comments on the Series VA filing that I understand was (tentatively) scheduled for tomorrow at 2:30 p.m.

We appreciate your efforts to keep this project on track. Do not hesitate to contact me if you have difficulty accessing either of the attached documents, which will be filed as EDGAR Correspondence as well.

---------------------------------------------
PATRICE M. PITTS | COUNSEL
SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com
----------------------------   ------------------

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14152547_3.pdf

MLI USA Series VA prospectus marked 8-30 vs 8-19.pdf